Peak Begins Process to List Its Common Shares on NASDAQ

Montreal, Quebec--(Newsfile Corp. - December 29, 2020) - Peak Fintech Group Inc. (CSE: PKK)

(OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has officially started the process to have its common shares listed on the NASDAQ Capital Market stock exchange ("NASDAQ").

After careful review of the listing requirements and discussions with its legal counsel, its capital markets advisors and NASDAQ representatives, the Company believes it will soon meet the requirements for its securities to be listed on the exchange. Peak therefore began the listing process by producing an Annual Information Form (AIF), which it will file in Canada on December 31, 2020. The Company will use the AIF to produce and file the necessary disclosure and registration documents (Form 40-F) with the United States Securities and Exchange Commission (SEC) in order to be able to submit its listing application to NASDAQ before the end of January 2021.

"Recent announcements made over the past few months demonstrate that we are on a trajectory to potentially take our Company to new heights," said Peak CEO Johnson Joseph. "Our accomplishments in 2020 have put us in prime position to now seek global tech-centric institutional shareholders who look to NASDAQ to find some of the world's best tech companies. We believe it's time for Peak to benefit from the exposure and the prestige that a NASDAQ listing brings."

NASDAQ will need to give final approval of Peak's application before the Company's common shares can be listed on the exchange. There can be no assurances that Peak's application will be approved, however Peak believes that it will meet the NASDAQ listing requirements and, barring any unforeseeable circumstances, the Company expects to have its common shares listed and trading on NASDAQ by the end of Q1 2021. The Company is also exploring the possibility of listing its common shares on other senior exchanges around the world, including the Hong Kong Stock Exchange.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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